Steinhoff International Holdings Ltd

RECEIVED
2007 OCT 15 P 4:37
OFFICE OF INTERNATIONAL CORPORATE FINANCE

07027120

SUPPL PROCESSED
OCT 17 2007
THOMSON FINANCIAL

20 September 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549 – 0302
Mail Stop 3-2
United States of America

Dear Sirs

STEINHOFF INTERNATIONAL HOLDINGS LIMITED :
EXEMPTION PURSUANT TO RULE 12g3-2(b) OF THE US SECURITIES EXCHANGE ACT OF 1934 : EXEMPTION NUMBER 82-34772

Enclosed please find copies of public announcements in respect of :

1. Termination of Discussions regarding the merger of the South African furniture interests of Steinhoff Africa with the business of Amalgamated Appliance (12 April 2007);

2. Dealing in Securities by Directors (25 June 2007);

3. Dealing in Securities by Directors (26 June 2007);

4. Approval of the disposal of the South African Furniture Manufacturing interests (02 August 2007);

5. Joint announcement Steinhoff/Amap re SHF directors resignation (24 August 2007);

6. Trading update (03 September 2007); and

7. Steinhoff Audited results for the year ended 30 June 2007.

made through the news service of the JSE Limited for your records. We will arrange to forward a hard copy of our 2007 annual report once we have received same.

Trusting that you find the above in order.

Yours faithfully

STEINHOFF INTERNATIONAL GROUP SERVICES
PER : PIET FERREIRA
DIRECTOR : M&A's AND CORPORATE ADVISORY SERVICES

Dec 10/15

28, 6TH STREET, WYNBERG, SANDTON, 2090, RSA. P.O. BOX 1955, BRAMLEY, 2018, RSA. TEL: +27 (0)11 445-3000, FAX: +27 (0)11 445-3094/9/135.
Directors: B.E. Steinhoff* (chairman), M.J. Jooste (chief executive officer), D.E. Ackerman', C.E. Daun'*, K.J. Grove, D. Konar', J.F. Mouton',
F.J. Nel (financial director), F.A. Sonn', I.M. Topping , D.M. van der Merwe, J.H.N. van der Merwe (chief financial officer), ('non-executive, British, *German).
Alternate Directors: J.N.S. du Plessis, H.J.K. Ferreira, S.J. Grobler, A Krüger - Steinhoff'*

Company Secretary: S.J. Grobler.

Steinhoff International Holdings Ltd, Registration No: 1998/003951/06
www.steinhoffinternational.com

SHF
SHF
SHF - Steinhoff - Termination of Discussions with Amap
STEINHOFF INTERNATIONAL HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration Number 1998/003951/06)
Share code: SHF & ISIN: ZAE000016176
("Steinhoff")

RECEIVED 2007 OCT 14 P 4:37 OFFICE OF INTERNATIONAL CORPORATE FINANCE

TERMINATION OF DISCUSSIONS REGARDING THE MERGER OF THE SOUTH AFRICAN FURNITURE INTERESTS OF STEINHOFF AFRICA HOLDINGS (PROPRIETARY) LIMITED ("Steinhoff Africa") WITH THE BUSINESS OF AMALGAMATED APPLIANCE HOLDINGS LIMITED ("Amap")

1. BACKGROUND

1.1 Steinhoff shareholders are referred to announcements released on 14 December 2006 and 5 March 2007 wherein it was announced that agreement in principle had been reached to merge the furniture interests of Steinhoff Africa ("the Steinfurn business") with the business of Amap ("the merger"). Steinhoff shareholders are further referred to the announcement released to Amap shareholders today, 12 April 2007.

1.2 In terms of the merger, Steinhoff Africa, subject to certain conditions precedent, would have disposed of the Steinfurn business to Amap for a consideration of R1 152 million ("the merger consideration"), to be settled via a combination of cash and the issue of ordinary shares in Amap ("the Amap consideration shares").

1.3 The values for Amap and the Steinfurn business were calculated on a relative basis applying similar ratings and valuation metrics to both Amap and the Steinfurn business. These valuations (based on a historic price: earnings multiple of approximately 8 times) were supported by the preliminary fair and reasonable opinion of an independent professional expert to the independent directors of Amap.

2. TERMINATION OF MERGER DISCUSSIONS

2.1 On 11 April 2007 Amap informed Steinhoff Africa that two of its major shareholders (which collectively hold a substantial interest in Amap`s issued share capital) ("the opposing shareholders") have advised that, whilst they support the rationale for the merger, they are not in agreement with the relative valuation metrics of the merger. The opposing shareholders indicated that they would only support the merger should the Steinfurn business be valued at a substantial discount to Amap.

2.2 The merger would have comprised a related party transaction in terms of the Listings Requirements of the JSE Limited in respect of which Steinhoff Africa would not have been permitted to vote. The approval of the Amap opposing shareholders would therefore have been a necessity in order to implement the relevant ordinary and special resolutions pertaining to the merger.

2.3 The board of directors of Steinhoff Africa are of the opinion that valuing Steinfurn at a discount to Amap does not fairly reflect the value of Steinfurn and is thus not in the best interest of Steinhoff and its shareholders. This view is endorsed by offers from certain private equity groups, who have approached Steinhoff Africa subsequent to the initial announcement of the merger. These offers value Steinfurn, as a standalone business, at a significant premium to the merger consideration.

Accordingly, due to the likelihood of the conditions precedent to which the merger would have been subject not all being fulfilled, Steinhoff Africa and Amap have decided to terminate all proceedings in regards to the merger.

2.4 Steinhoff shareholders are hereby advised that, in view of the merger proceedings being terminated, the directors of Steinhoff and Steinhoff Africa have accordingly entered into negotiations with a view to selling the Steinfurn business to a consortium of private equity investors. The envisaged transaction will include the participation of management and the facilitation of meaningful BEE.

Johannesburg
12 April 2007
Sponsor
PSG Capital
Date: 12/04/2007 12:40:48 Produced by the JSE SENS Department.

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SHF
SHF SHFF
SHF - Steinhoff - Dealing in securities by director

STEINHOFF INTERNATIONAL HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration Number 1998/003951/06)
("Steinhoff")
Share Code: SHF ISIN: ZAE000016176

DEALING IN SECURITIES BY DIRECTOR

COMPANY	: Steinhoff International Holdings Ltd
NAME	: Johannes Fredericus Mouton
STATUS	: Non-Executive Director
TYPE OF SECURITIES	: Single Stock Futures
DATE OF TRANSACTION	: 21 June 2007
CENTS PER SHARE	: 2438
NUMBER OF SECURITIES TRANSACTED	: 10 000 Contracts representing 1 000 000 Ordinary shares
TOTAL RAND VALUE OF SECURITIES	: 24 380 000,00
CLASS OF SECURITIES	: Single Stock Futures
NATURE OF TRANSACTION	: Purchase
NATURE AND EXTENT OF DIRECTOR`S INTEREST IN THE TRANSACTION	: Indirect Beneficial
CONFIRMATION THAT CLEARANCE HAS BEEN GIVEN IN TERMS OF PARAGRAPH 3.66	: Yes
DATE OF CONFIRMATION	: 19 June 2007

SPONSOR: PSG Capital (Pty) Limited
Date: 25/06/2007 08:39:01 Produced by the JSE SENS Department.

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RECEIVED
2007 OCT 14 P 4:37
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SHF
SHF
SHF - Steinhoff - Dealing in securities by directors

STEINHOFF INTERNATIONAL HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration Number 1998/003951/06)
("Steinhoff")
Share Code: SHF ISIN: ZAE000016176

DEALING IN SECURITIES BY DIRECTORS

Grant of rights under Incentive Scheme

In terms of paragraph 3.63 of the Listing Requirements of the JSE Limited, the board wishes to inform shareholders of the incentives granted under the incentive scheme, approved on 1 December 2003, in terms of which the following rights were granted under the 2006 allocation to the following:

Name of director	Johannes Nicolaas Stephanus du Plessis
Company	Steinhoff International Holdings Limited
Status	Alternate Director
Number of rights granted	208 960

Name of director	Siegmar Theodor Schmidt
Company	Steinhoff Europe AG (material subsidiary)
Status	Executive Director
Number of rights granted	114 845

Name of director	Ian Michael Topping
Company	Steinhoff International Holdings Limited
Status	Executive Director
Number of rights granted	442 494

Clearance has been granted in terms of Paragraph 3.66 of the Listings Requirements.

Dealing in securities

NAME OF DIRECTOR	:	Ian Michael Topping
COMPANY OF WHICH I AM A DIRECTOR	:	Steinhoff International Holdings Ltd
STATUS(Executive/Non-Executive)	:	Executive Director
TYPE OF SECURITIES	:	Ordinary
DATE OF TRANSACTION	:	25 June 2007
CENTS PER SHARE	:	2244
NUMBER OF SECURITIES TRANSACTED	:	1 044 700
TOTAL RAND VALUE OF SECURITIES	:	23 443 068,00

CLASS OF SECURITIES : Ordinary

NATURE OF TRANSACTION	:	Vesting of rights in terms of 2003 share incentive scheme
NATURE AND EXTENT OF DIRECTOR`S INTEREST IN THE TRANSACTION	:	Direct Beneficial
CONFIRMATION THAT CLEARANCE HAS BEEN GIVEN IN TERMS OF PARAGRAPH 3.66	:	Yes
DATE OF CONFIRMATION	:	22 June 2007
NAME OF DIRECTOR	:	Ian Michael Topping
TYPE OF SECURITIES	:	Ordinary
DATE OF TRANSACTION	:	25 June 2007
CENTS PER SHARE	:	2450,81
NUMBER OF SECURITIES TRANSACTED	:	544 700
TOTAL RAND VALUE OF SECURITIES	:	13 349 562,07
CLASS OF SECURITIES	:	Ordinary
NATURE OF TRANSACTION	:	Sale
NATURE AND EXTENT OF DIRECTOR`S INTEREST IN THE TRANSACTION	:	Direct Beneficial
CONFIRMATION THAT CLEARANCE HAS BEEN GIVEN IN TERMS OF PARAGRAPH 3.66	:	Yes
DATE OF CONFIRMATION	:	22 June 2007

SPONSOR: PSG Capital (Pty) Limited

Date: 26/06/2007 12:19:01 Produced by the JSE SENS Department.

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SHF - Steinhoff - Approval of the disposal of The   **2 Aug 2007**

SHF
SHF
SHF - Steinhoff - Approval of the disposal of The South African Furniture Manufacturing Interests

STEINHOFF INTERNATIONAL HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration no. 1998/003951/06)
Ordinary share code: "SHF"
ISIN: ZAE000016176
("Steinhoff")

APPROVAL OF THE DISPOSAL OF THE SOUTH AFRICAN FURNITURE MANUFACTURING INTERESTS

With reference to the announcement published on 22 May 2007 relating to the disposal by Steinhoff of its South African Furniture Manufacturing interests ("Bravo Group") to a private equity consortium led by ABSA Capital, a division of ABSA Bank Limited and Bravo Group management, for a purchase consideration of R1 375 million ("the Bravo Group disposal"), shareholders are advised that the South African Competition Tribunal has, on 01 August 2007, unconditionally approved such disposal.

Consequently, the Bravo Group disposal has become unconditional and settlement and delivery in accordance with the terms of the relevant agreements will be effected within the next few days.

Wynberg, Sandton
02 August 2007

Sponsor - PSG Capital (Pty) Limited   Equity Investor - ABSA Capital, a division of ABSA Bank Limited

Date: 02/08/2007 11:14:24 Produced by the JSE SENS Department.

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AMA SHF
AMA SHF
AMA/SHF - Amap/Steinhoff - Joint announcement
AMALGAMATED APPLIANCE HOLDINGS LIMITED
Incorporated in the Republic of South Africa
(Registration number: 1997/004130/06)
Share code: AMA & ISIN: ZAE000012647
("Amap")
STEINHOFF INTERNATIONAL HOLDINGS LIMITED
Incorporated in the Republic of South Africa
(Registration number: 1998/003951/06)
Share code: SHF & ISIN: ZAE000016176
("Steinhoff")
JOINT ANNOUNCEMENT

Following the termination of the merger discussions between Amap and Steinhoff as announced on 12 April 2007 and Steinhoff`s subsequent disposal of its South African furniture manufacturing interests to a Private Equity Consortium, the nature of Steinhoff`s investment in Amap has changed. The potential for synergistic benefits between Amap and Steinhoff are no longer applicable. Furthermore, because of Steinhoff`s stated objective of entering the Retail arena in South Africa, the continued representation of Steinhoff on the Amap board may have developed into potential and/or perceived conflicts of interest in respect of Amap`s relationships with its existing customers. Steinhoff will accordingly hold its 26,7% interest in Amap as a long-term investment.

In view of the above, Steinhoff resolved that it would be in the best interests of both companies that Messrs Markus Jooste and Danie van der Merwe resign as non-executive directors from the Board of Amap with effect from 23 August 2007.

24 August 2007
Johannesburg
Sponsor to Amap: Bridge Capital Advisors (Pty) Limited
Sponsor to Steinhoff: PSG Capital (Pty) Limited
Date: 24/08/2007 11:24:01 Produced by the JSE SENS Department.

The SENS service is an information dissemination service administered by the JSE Limited (`JSE`). The JSE does not, whether expressly, tacitly or implicitly, represent, warrant or in any way guarantee the truth, accuracy or completeness of the information published on SENS. The JSE, their officers, employees and agents accept no liability for (or in respect of) any direct, indirect, incidental or consequential loss or damage of any kind or nature, howsoever arising, from the use of SENS or the use of, or reliance on, information disseminated through SENS.

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SHF SHFF
SHF SHFF
SHF/SHFF - Steinhoff/Steinhoff Investment Holdings Limited - Trading Update
STEINHOFF INTERNATIONAL HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration no. 1998/003951/06)
Ordinary share code: "SHF"
ISIN: ZAE000016176
("Steinhoff")
STEINHOFF INVESTMENT HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration no. 1954/001893/06)
(a wholly-owned subsidiary of Steinhoff)
Preference share code: "SHFF"
ISIN: ZAE000068367
(collectively "the Group")
Trading Update
In compliance with paragraph 3.4 of the Listings Requirements of the JSE Limited, a listed company is required to publish a trading statement as soon as it becomes aware, with a reasonable degree of certainty that the financial results for the next period to be reported on will differ by at least 20% from those of the previous corresponding period.
Accordingly, the Group hereby advises that, for the financial year ended 30 June 2007, Steinhoff expects earnings per share to be 40% to 45% above and headline earnings per share to be 20% to 25% above those reported for the previous financial year ended 30 June 2006.
The information in this trading statement has not been reviewed nor reported on by the Group`s auditors.
The financial results for the year ended 30 June 2007 are expected to be released on or about 10 September 2007.
Wynberg, Sandton
3 September 2007
Sponsor - PSG Capital Limited
Date: 03/09/2007 08:08:01 Produced by the JSE SENS Department.
The SENS service is an information dissemination service administered by the JSE Limited (`JSE`). The JSE does not, whether expressly, tacitly or implicitly, represent, warrant or in any way guarantee the truth, accuracy or completeness of the information published on SENS. The JSE, their officers, employees and agents accept no liability for (or in respect of) any direct, indirect, incidental or consequential loss or damage of any kind or nature, howsoever arising, from the use of SENS or the use of, or reliance on, information disseminated through SENS.

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SHF
SHF
SHF - Steinhoff - Audited Results For The Year Ended 30 June 2007
Steinhoff International Holdings Limited
Registration number: 1998/003951/06
(Incorporated in the Republic of South Africa)
JSE share code: SHF & ISIN code: ZAE000016176
(Steinhoff or the company or the group)

AUDITED RESULTS FOR THE YEAR ENDED 30 JUNE 2007

Highlights
Headline earnings increase by 31% to R2 558 million
Headline earnings per ordinary share increase by 25% to 215 cents per share
R3,5 billion cash generated from operations
Net asset value per share increase by 34% to 1 292 cents per share
Distribution to shareholders increase by 33% to 50 cents per share

CONDENSED CONSOLIDATED INCOME STATEMENT

	Note	Audited Year ended 30 June 2007 R`000	Audited Restated(*) Year ended 30 June 2006 R`000	% change
Revenue		34 228 573	30 158 994	13
Operating profit before depreciation and capital items		3 932 691	3 230 603	22
Depreciation		(720 539)	(637 541)	
Operating profit before capital items		3 212 152	2 593 062	24
Capital items	1	(234 500)	(88 141)	
Earnings before interest, income from investments, associated earnings and taxation		2 977 652	2 504 921	19
Net finance charges		(453 827)	(292 278)	
Dividend income		24 209	17 382	
Earnings before associated earnings and taxation		2 548 034	2 230 025	14
Share of profit of associate companies		67 159	61 083	
Profit before taxation		2 615 193	2 291 108	14
Taxation		(325 208)	(382 635)	
Profit for the year from continuing operations		2 289 985	1 908 473	20
Profit for the year from discontinued operations		142 552	104 833	
Profit on disposal of discontinued operations		541 903	-	

Attributable to:				
Equity holders of the parent		2 969 621	1 949 165	52
Minority interest		4 819	64 141	
Profit for the year		2 974 440	2 013 306	48
Headline earnings per ordinary share (cents)		215,3	172,5	25
Diluted headline earnings per ordinary share (cents)		208,6	169,1	23
From continuing and discontinued operations:				
- Basic earnings per share (cents)		241,9	165,6	46
- Fully diluted earnings per share (cents)		234,4	162,3	44
From continuing operations:				
- Basic earnings per share (cents)		184,3	156,3	18
- Fully diluted earnings per share (cents)		178,5	153,2	17
Number of shares in issue (`000)		1 256 453	1 141 442	10
Weighted average number of shares in issue (`000)		1 188 015	1 133 345	5
Earnings attributable to ordinary shareholders (R`000)	2	2 873 508	1 876 483	53
Headline earnings attributable to ordinary shareholders (R`000)	3	2 557 638	1 955 142	31
Distribution per ordinary share (cents)		50	37,5	33
Average currency translation rate (rand:euro)		9,4103	7,8196	20

ADDITIONAL INFORMATION

(*)Audited restated

Prior year figures have been restated to reflect the effects of provisionally determined and changes to fair values of prior year business combinations, early adoption of IFRIC 11, the group`s discontinued operations, change in accounting policy related to common control transactions and reclassifications.

Note 1: Capital items

Closure costs	(177 994)	(54 095)
Loss on scrapping of rental fleet vehicles	(8 523)	-
Profit on disposal of business	978	1 907
Profit/(loss) on disposal of property, plant and equipment	32 940	(8 911)
Impairments	(81 901)	(27 042)
	(234 500)	(88 141)

Profit on disposal of discontinued operations	541 903	-	
Capital items included in discontinued operations	(6 678)	(216)	
	300 725	(88 357)	
Note 2: Earnings attributable to ordinary shareholders			
Earnings attributable to equity holders	2 969 621	1 949 165	
Dividend entitlement on non-redeemable cumulative preference shares (including STC)	(96 113)	(72 682)	
	2 873 508	1 876 483	53
Note 3: Headline earnings calculation			
Earnings attributable to equity holders	2 969 621	1 949 165	
Adjustment for:			
Capital items (note 1)	(300 725)	88 357	
Taxation effects on capital items	(14 150)	(5 614)	
Share of minorities in capital items	(995)	(4 084)	
Dividend entitlement on non-redeemable cumulative preference shares (including STC)	(96 113)	(72 682)	
Headline earnings for the year attributable to ordinary shareholders	2 557 638	1 955 142	31

CONDENSED CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

	Audited Year ended 30 June 2007 R`000	Audited Restated(*) 30 June 2006 R`000
Actuarial gains recognised in equity	37 709	42 155
Exchange differences on consolidation of foreign subsidiaries	248 662	651 784
Cash flow hedges recognised in equity	(50 357)	37 927
Net income recognised directly in equity	236 014	731 866
Profit for the year	2 974 440	2 013 306
Total recognised income and expenses for the year	3 210 454	2 745 172
Attributable to:		
Equity holders of the parent	3 205 635	2 671 316
Minority interest	4 819	73 856
	3 210 454	2 745 172

CONDENSED CONSOLIDATED BALANCE SHEET

	Audited 30 June 2007 R`000	Audited Restated(*) 30 June 2006 R`000
ASSETS		
Non-current assets		
Property, plant and equipment and biological assets	7 998 870	5 652 409
Intangible assets and goodwill	10 247 043	7 892 510
Investments and loans	3 217 203	3 315 157
Deferred taxation assets	706 213	476 213

	22 169 329	17 336 289
Current assets		
Accounts receivable, short-term loans and other current assets	6 848 698	6 309 255
Inventories	3 451 445	3 168 324
Cash and cash equivalents	5 064 987	5 057 428
	15 365 130	14 535 007
Total assets	37 534 459	31 871 296
EQUITY AND LIABILITIES		
Capital and reserves		
Ordinary share capital and reserves	16 232 948	11 016 283
Preference share capital	1 042 474	1 022 122
	17 275 422	12 038 405
Minority interest	82 121	728 821
Total equity	17 357 543	12 767 226
Non-current liabilities		
Deferred taxation liabilities	991 324	1 037 471
Interest bearing long-term liabilities	7 261 391	8 285 902
Other long-term liabilities and provisions	418 321	494 070
8 671 036	9 817 443	
Current liabilities		
Net interest-bearing liabilities	3 971 412	2 430 415
Accounts payable, provisions and other current liabilities	7 534 468	6 856 212
	11 505 880	9 286 627
Total equity and liabilities	37 534 459	31 871 296
Net asset value per ordinary share (cents)	1 292	965
Gearing ratio (net)	24%	30%
Closing exchange rate (rand:euro)	9,5735	9,1600

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

Audited Audited

		Restated(*)
	30 June 2007	30 June 2006
R`000 R`000		
Operating profit before working capital changes	3 929 485	3 351 690
Net changes in working capital	(475 637)	134 032
Cash generated from operations	3 453 848	3 485 722
Net finance costs	(453 827)	(292 278)
Dividends paid	(86 603)	(44 765)
Dividends received	51 537	26 785
Taxation	(377 878)	(339 600)
Net cash inflow from operating activities	2 587 077	2 835 864
Net cash outflow from investing activities	(1 943 674)	(5 972 870)
Net cash (outflow)/inflow from financing activities	(649 852)	3 036 899
Net decrease in cash and cash equivalents	(6 449)	(100 107)
Effects of exchange rate changes on cash and cash equivalents	14 008	352 910
Cash and cash equivalents at beginning of year	5 057 428	4 804 625
Cash and cash equivalents at end of year	5 064 987	5 057 428

SEGMENTAL ANALYSIS

	30 June 2007 R`000	30 June 2006 R`000	% change
Revenue			
Retail activities			
- Household goods and building supplies	9 175 267	7 974 197	15
- Motor vehicles and finance	11 699 666	10 324 243	13
Manufacturing and sourcing of household goods and related raw materials	13 786 631	10 534 697	31
Logistical services	3 784 845	3 352 406	13
Corporate services			
- Brand management	275 472	-	
- Investment participations	176 074	141 276	25
- Central treasury and other activities	369 510	433 032	(15)
	39 267 465	32 759 851	20
Intersegment eliminations	(5 038 892)	(2 600 857)	
	34 228 573	30 158 994	13
Operating profit before capital items			
Retail activities			
- Household goods and building supplies	255 128	157 359	62
- Motor vehicles and finance	464 108	326 905	42
Manufacturing and sourcing of household goods and related raw materials	1 682 973	1 239 760	36
Logistical services	313 845	278 856	13
Corporate services			
- Brand management	275 412	-	
- Investment participations	176 035	141 284	25
- Central treasury and other activities	374 000	401 601	(7)
	3 541 501	2 545 765	39
Intersegment eliminations	(329 349)	47 297	
	3 212 152	2 593 062	24
Total assets			
Retail activities			
- Household goods and building supplies	7 665 963	5 239 411	46
- Motor vehicles and finance	2 519 547	1 745 039	44
Manufacturing and sourcing of household goods and related raw materials	11 534 491	10 199 064	13
Logistical services	3 705 085	2 864 174	29
Corporate services			
- Brand management	2 623 039	2 486 475	5
- Investment participations	2 354 667	2 315 713	2
- Central treasury and other activities	966 975	831 087	16
	31 369 767	25 680 963	22

GEOGRAPHICAL INFORMATION

	30 June 2007 R`000	30 June 2006 R`000	% change
Revenue			
United Kingdom	7 652 119	7 031 875	9
European Union	6 610 368	5 233 681	26
Pacific Rim	2 662 821	2 260 139	18
Southern Africa	17 303 265	15 633 299	11
	34 228 573	30 158 994	13

Non-current assets		%		%
United Kingdom	5 991 828	27	3 969 624	23
European Union	6 422 771	29	6 483 120	37
Pacific Rim	1 173 434	5	1 004 443	6
Southern Africa	8 581 296	39	5 879 102	34
	22 169 329	100	17 336 289	100

RECONCILIATION OF TOTAL ASSETS PER SEGMENT ANALYSIS TO TOTAL ASSETS PER BALANCE SHEET

	30 June 2007 R`000	30 June 2006 R`000
Total assets per balance sheet	37 534 459	31 871 296
Less:		
Cash	(5 064 987)	(5 057 428)
Investments in associate companies	(866 282)	(772 712)
Investment in preference shares	(177 500)	(180 000)
Interest bearing loans	(55 923)	(180 193)
Total assets per segment analysis	31 369 767	25 680 963

SELECTED EXPLANATORY NOTES

Statement of compliance

The consolidated annual financial statements from which these summarised financial statements have been derived, have been prepared in accordance with International Financial Reporting Standards (IFRS) and the interpretations adopted by the International Accounting Standards Board (IASB), and the requirements of the South African Companies Act. This set of summarised consolidated financial statements are presented in compliance with IAS 34 - Interim Financial Reporting.

Basis of preparation

The annual financial statements are prepared in thousands of South African rands ("R`000") on the historical- cost basis, except for certain assets and liabilities which are carried at amortised cost, and derivative financial instruments and biological assets which are stated at their fair value.

Financial statements

The consolidated financial statements for the year have been audited by Deloitte & Touche and their accompanying unmodified audit report as well as their unmodified audit report on this set of summarised financial information is available for inspection at the company`s registered office. Full details of the group`s business combinations for the year, additions and disposals of property, plant and equipment as well as commitments and contingencies will be included in the group`s consolidated financial statements.

Changes in accounting policies

The accounting policies of the group have been applied consistently to the periods presented in the consolidated financial statements, except for:

1. IFRIC 11 - IFRS 2 - Group and Treasury Share Transactions.

This interpretation is required to be applied to accounting periods commencing on or after 1 March 2007 with earlier adoption permitted. The group adopted the interpretation during the current year, in the absence of alternative guidance with regard to group share schemes.

2. Common control transactions - premiums and discounts arising on subsequent purchases from or sales to minority interest in subsidiaries

Previously, any increases and decreases in ownership interest in subsidiaries without a change in control were recognised as equity transactions in the condolidated financial statements. Accordingly, any premiums or discounts on subsequent purchases of equity instruments from, or sales of equity instruments to, minorities were recognised directly in equity of the parent shareholder. During the year, the group changed its policy and these premiums or discounts are now treated in line with the group`s policy on goodwill.

3. IFRS 8 - Operating Segments

This interpretation is required to be applied to accounting periods commencing on or after 1 January 2009, with early application encouraged. The group elected for early application of IFRS 8 - Operating Segments in

the interest of improved disclosure.

Restatement of comparative figures

Following the acquisition and initial accounting for the Homestyle Group Plc acquisition on 30 June 2005 the group has undertaken a comprehensive turnaround plan including the introduction of a largely new executive management team who have addressed a number of operational issues in the group. In addressing operational issues management became aware of certain accounting inconsistencies and misstatements related to legacy issues in existence at the acquisition date, 30 June 2005.

The restatement of previously reported amounts had no effect on previously reported group earnings as they all related to at acquisition balances and consequently were adjusted for in the goodwill arising on the acquisition of the Homestyle group.

In accordance with IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors these inconsistencies, misstatements and changes in accounting policies were corrected retrospectively by restating the comparatives for the prior periods as follows:

Balance sheet restatements

	30 June 2006			30 June 2005
		Change in	Change in provisional	
	Homestyle restatement	accounting policies	accounting (IFRS 3)	Homestyle restatement
	R`000	R`000	R`000	R`000
Goodwill	134 000	35 181	27 029	118 935
Property, plant and equipment	(9 849)	-	-	(9 035)
Inventories	(122 241)	-	-	(112 133)
Accounts receivable	(31 029)	-	-	(28 463)
Provisions	(151 491)	-	(44 000)	(138 964)
Deferred taxation	101 571	108 576	12 760	93 172
Minority interests	86 177	-	-	76 488
Increase/(decrease) in Reserves	7 138	143 757	(4 211)	-

The restatement of previously reported amounts with regard to the provisionally determined accounting of Hertz had the following effect on profit as previously reported:

Reconciliation of profit for the period ended 30 June 2006

	1 July 2005	30 June 2006
	R`000	R`000
Profit for the period attributable to equity holders of the parent as previously stated	1 544 998	1 953 376
Hertz purchase price adjustment (IFRS 3)	-	(4 211)
Profit for the period attributable to equity holders of the parent restated	1 544 998	1 949 165

Certain reclassifications have been made to align prior year disclosures with current year classifications.

COMMENTARY

REVIEW OF RESULTS

These results reflect yet another year of progress and achievement. Our segment reports, both geographically and activity-wise, show good growth in revenues and operating profit.

As disclosed in the segmental analysis, the growth and achievement of revenues and profits in retail activities, manufacturing and sourcing of household goods and related raw materials, logistical services and corporate services, reveal another year of solid performance and growth.

The financial performance details are described under the Performance section below.
The business model of geographically spread operations, accompanied by integrated supply chain participation, remains effective and provides the platform from which market share is grown. The group`s positioning continues to benefit from its strategy to gain control over important brands and designs, the expansion of its retail alliances and the consolidation in the relevant market brought about by major competitors exiting from the competitive landscape in certain regions where we trade. Each of the areas in which the group operates had its own unique challenges, which are addressed by the respective Management teams, and the related opportunities identified and maximised for the benefit of the group and all its stakeholders.
In the United Kingdom (UK), the group will benefit further from its additional investment in Homestyle which is now constituted as a wholly-owned subsidiary of Steinhoff. The total integration of all the group`s UK activities, accompanied by the centralisation of the management function at our existing base at Tewkesbury is on track. Ian Topping and his management team have been strengthened by the appointment of Philip Dieperink (ex Unitrans) as Chief Financial Officer. Operationally, Harveys continued to experience difficult retail trading conditions, mainly from the re-positioning of its product offering and the general state of the retail environment in the UK. The new business strategy and intra-group marketing and merchandising support, are well on the way. Both Harveys and the bed retail businesses have embarked on innovative advertising campaigns, including prime time national television advertising. The Cargo chain delivered an improved performance compared to last year. The remainder of Steinhoff`s UK businesses (the manufacturing and distribution operations) again delivered good results.
The European division performed well, and benefited from increased intra-group trading and the sound performance of our retail related investments on the Continent. The turmoil caused by the liquidation of several major competitors in the German region aided the group`s revenue growth and order books which augur well for the future. The group`s position as a supplier of choice in terms of reliability of supply, financial strength, quality and product range has been further entrenched. The variety of Steinhoff`s product ranges, price points and exclusivity arrangements, as well as sourcing capabilities and flexibility, supplemented by own manufactured products, remains our distinct competitive advantage. The group also experienced substantial revenue growth in new territories adding to customer diversity and a greater geographical spread of business. Brands are expected to contribute significantly to profitability in future years.
The eastern European and mass market division continued to grow, although the profitability of the Polish operations was adversely affected by the strength of the zloty (relative to the euro) in the latter half of the year. The Hungarian operations had a satisfying year and retail activities have been aggressively expanded in order to achieve a point where close to 50% of sales are distributed through the group`s own retail network in Hungary. Production capacities in the Ukraine will be increased and dedicated as low-cost producers for the Group`s mass discount retail customers in the German region.
In the Pacific Rim region, the Freedom brand performed well, achieving good growth; it also made inroads in New Zealand where similar achievements were delivered. BayLeatherRepublic continued to perform in line with expectations in its market niche as a specialist retailer of leather upholstered furniture. The BaySwiss chain was discontinued. The specialised bedding chain, Snooze, was affected by restructuring, which included management changes following the chain`s flat performance during the year under review. The manufacturing facilities are now fully integrated and produce exclusively for the group`s retail chains, thereby completing the integration model in this region. The international sourcing activities in China continued to exceed expectations, almost doubling their activity levels and revenues on a cost base well within the budgeted operating cost levels.
In South Africa, the sale of the furniture manufacturing and import interests

was concluded (refer Corporate Activity). Following this sale, Steinhoff Africa now comprises the logistics and freight, passenger services, supply chain solutions, car rental and motor retail businesses (all formerly part of Unitrans Limited) (Unitrans businesses), the Timber and Panel products businesses of PG Bison, including DIY and builders` product retailers, (Pennypinchers and Timbercity), and the raw materials interests which supply foam products, textile products, bedding components and springs, mainly to the furniture and automotive industries in South Africa. The Unitrans businesses had another strong year, favourably impacted by positive economic conditions, the buoyant consumer market and growing consumer base in general. PG Bison`s results were adversely affected by capacity constraints and substantially increased raw material prices. Capacity limitations are being addressed, and will be rectified when the North Eastern Cape Forest (NECF) project becomes operational early next year, through an additional output of 1000 cubic metres of particle board per day being added to PG Bison`s existing capacity. Following the restructuring steps undertaken during the previous year, the Raw Materials division delivered improved results compared to last year. This was achieved notwithstanding technology developments within a certain bedding range which reduced sales volumes within the Vitafoam division.

PERFORMANCE

The group`s revenues from continuing operations grew from R30 159 million to R34 229 million, with increased levels of intragroup trading. This is in line with the vertical integration business model, as well as a deliberate profitability improvement strategy followed in the UK to reposition Harveys` product offering and sales mix.

Headline earnings attributable to ordinary shareholders grew by 31% from R1 955 million in the year ended 30 June 2006 to R2 558 million, while headline earnings per ordinary share increased by 25% to 215 cents (2006: 173 cents) and basic earnings per ordinary share improving 46% to 242 cents (2006: 166 cents). The weighted average number of ordinary shares in issue increased to 1 188,0 million (2006: 1 133,3 million), mainly attributable to shares being issued to constitute Homestyle and Unitrans as wholly owned subsidiaries of Steinhoff.

Ordinary shareholders` funds at 30 June 2007 grew to R16 233 million (2006: R11 016 million). The return on average ordinary shareholders` funds was stable at 22%. The net asset value per ordinary share improved to 1 292 cents from 965 cents per share.

The group`s cash flow from operations remained stable at R3 454 million (2006: R3 486 million). Cash generation is stated after taking account of the net increase in working capital of R476 million (2006: decrease of R134 million). This level of cash generation confirms the quality of the group`s earnings as well as the positive cash cycle inherent to the vertical integration business model. Positive cash generation was achieved by continued sound working capital management, notwithstanding the continued practice of accelerated payments to suppliers to secure better prices and trading terms, including settlement discounts.

The group`s operating margin improved to 9,4% (2006: 8,6%). The improvement was achieved despite continued tough trading conditions in the UK and Australia. The group continues to benefit from improved efficiencies throughout the supply chain and the operating margin is targeted to improve further as the integration model unfolds.

Net finance expense for the period rose to R454 million (2006: R292 million). The group continues to enjoy very favourable borrowing terms under its foreign banking facilities.

At 30 June 2007, the group`s debt:equity ratio was 24% (2006: 30%), well within the group`s targeted range.

The group`s taxation charge from continuing operations decreased to R325 million (2006: R383 million), mainly as a result of its favourable tax dispensations in the various geographical areas of operation, and the effect of the exceptional closing costs incurred during the year under review. Management remains satisfied with a sustainable average tax rate for the foreseeable future in the region of 15% of pre-tax income.

CORPORATE ACTIVITY

The following notable corporate actions were concluded during the year under review or were in the process of being concluded:

- Steinhoff acquired the remaining 39% minority interest in Homestyle Group Plc through a scheme of arrangement which was sanctioned by the Court in the UK on 19 February 2007.
- Steinhoff acquired the entire business operations of Unitrans following which Unitrans Limited was delisted from the JSE Limited.
- Steinhoff acquired the wire drawing, springs and bedding component manufacturing businesses of Geros Beteiligungsverwaltung AG (the BCM business), a company controlled by Daun & Cie AG.
- Steinhoff disposed of the South African furniture manufacturing and import interests to a private equity consortium led by Absa Capital, a division of Absa Bank Limited, and includes management and black economic empowerment parties. The purchase consideration was R1 375 million and has been settled.
- Steinhoff supports the Government`s broad-based black economic empowerment (BBBEE) initiatives and over the past years has proactively introduced previously disadvantaged shareholders into various of its operating companies. It has now been resolved in principle to also introduce meaningful BBBEE equity participation at the Steinhoff Africa Holdings (Pty) Ltd level in terms of which 20% of its equity will be sold at fair market value to selected BBBEE participants, with whom the group has an existing relationship at operating level. The BBBEE transaction will also include an appropriate employee share ownership plan. The group is at an advanced stage of developing the appropriate structure and indicative funding terms have already been solicited from financial institutions and other providers of BBBEE finance. It is anticipated that details of this transaction will be announced at the company`s annual general meeting to be held on 3 December 2007.

OUTLOOK

The UK retail operations are on track to make the required contribution, after the implementation of management changes, repositioning of trading formats, and adjusted product mixes and merchandising. Trading for the period since year-end is on target and is expected to improve further once the anticipated benefits of the advertising and promotional initiatives recently embarked upon, comes to fruition.

In the European Union, the group will continue to participate in the consolidation trends prevalent in key markets. Retail alliances will be expanded and the group is continuously considering opportunities to expand its geographical reach and distribution base. Possible future European joint ventures from a raw materials perspective present interesting growth opportunities.

The eastern European and mass market division is well positioned to continue its growth path with selected retail customers and management is confident that the labour challenges experienced in that region have been successfully addressed. The central treasury division is closely monitoring its foreign exchange policies to address the impact of the strengthening zloty on group results going forward. The Pacific Rim operations are also well on course to show good growth in the current financial year, commensurate with their own unique market conditions. The newly founded Group Services International sourcing division represents an exciting development that is positioned to assist group companies world-wide with their purchasing of third-party goods, intragroup sales and raw material sourcing. It is planned that the existing International Sourcing arm in Shenzhen, China will be incorporated into this new division, which is envisaged to centrally co-ordinate all group buying as well as the sharing of retail concepts and product innovation between the various divisions.

In South Africa, the value-adding potential of the NECF project, due to be operational early in 2008, is anticipated to add to the continued success and growth of PG Bison and its related timber-based operations. The group will continue to explore opportunities to entrench the security of supply of timber

resources, which, over the last number of years, have become expensive and scarce. The Raw Materials division stands to benefit further from its restructure last year and the addition of the BCM businesses is anticipated to contribute to additional intragroup opportunities and trade. The Unitrans businesses continue to perform well, notwithstanding the challenges from the rising interest rate environment and the introduction of the National Credit Act.

The strategic actions implemented in the various group operations are anticipated to deliver the desired results in the current financial year and thereafter.

Management expects to achieve growth in the headline earnings from continuing operations for the current financial year.

On behalf of the board of directors

BE Steinhoff — MJ Jooste

Executive Chairman — Chief executive officer

DISTRIBUTION FROM SHARE PREMIUM ACCOUNT

Notice is hereby given that, in accordance with the authority granted to the directors of the company in terms of article 56A of the company`s articles of association and the resolution passed at the annual general meeting of the company held on 4 December 2006, a cash distribution from share premium account of 50 cents per share (2006: 37,5 cents per share) has been declared and is payable to shareholders recorded in the books of the company at the close of business on Friday, 9 November 2007 (the capital distribution). The salient dates of this distribution are:

	2007
Last date to trade cum capital distribution	Friday, 9 November
Shares trade ex capital distribution	Monday, 12 November
Record date	Friday, 16 November
Payment date	Monday, 19 November

No dematerialisation or rematerialisation of ordinary shares may take place between Monday, 12 November 2007, and Friday, 16 November 2007, both dates inclusive.

On Monday, 19 November 2007, the capital distribution will be electronically transferred to the bank accounts of certificated shareholders who utilise this facility. In all other instances of certificated holders, cheques dated 19 November 2007 will be posted on or about that date. Shareholders who have dematerialised their shares will have their accounts credited on 19 November 2007.

In terms of the South African Companies Act, the directors confirm that, after the payment of the capital distribution, the company will be able to pay its debts as they become due in the ordinary course of business, and its consolidated assets, fairly valued, will exceed its consolidated liabilities.

ANNUAL REPORT

The annual report will be mailed to shareholders in due course. The annual general meeting is scheduled to take place on Monday, 3 December 2007, at the registered office of the company at 08:00.

By order of the board of directors

SJ Grobler

Company secretary

10 September 2007

Preference shareholders are referred to the above audited consolidated results of Steinhoff for a full appreciation of the relevant consolidated results and financial position of Steinhoff Investment. Steinhoff Investment is the only directly held subsidiary of Steinhoff and holds all Steinhoff`s other investments in operating subsidiaries and associate companies.

Declaration of dividend number 4 to preference shareholders

The board of Steinhoff Investment has resolved to declare a dividend of 467,26 cents per preference share in respect of the period from 1 January 2007 up to and including 30 June 2007 (the dividend period), payable on Monday, 22 October 2007, to those preference shareholders recorded in the books of the company at the close of business on Friday, 19 October 2007. This dividend has been

determined on the basis of 75% of the prime bank overdraft lending rate quoted by Absa Bank Limited prevailing over the dividend period, applied to the nominal value plus premium
(of R100,00 per preference share, in the aggregate).
The dividend is payable in the currency of South Africa.

Last date to trade cum dividend	Friday, 12 October 2007
Shares trade ex dividend	Monday, 15 October 2007
Record date	Friday, 19 October 2007
Payment date	Monday, 22 October 2007

No dematerialisation or rematerialisation of preference shares may take place between Monday, 15 October 2007, and Friday, 19 October 2007, both dates inclusive.
On Monday, 22 October 2007, the preference dividend will be electronically transferred to the bank accounts of preference shareholders. In all other instances of certificated holders, if any, cheques dated 22 October 2007 will be posted on or about that date. Preference shareholders who have dematerialised their shares will have their accounts credited on Monday, 22 October 2007.
On behalf of the board of directors

D Konar	JHN van der Merwe
Non-executive director	Executive director

10 September 2007
OTHER NOTES
1. Corporate governance
Steinhoff has embraced the recommendations of King II on Corporate Governance and strives to provide reports to shareholders that are timely, accurate, consistent and informative.
2. Social responsibility
Steinhoff continues to be recognised for its corporate social investment activities. Management remains committed to the related initiatives and is conscious of the needs in this regard.
A number of social responsibility projects are continuing.
3. Human resources
A good working relationship is maintained with the relevant unions. Ongoing skills and equity activities continue to ensure compliance with current legislation. Plans continue that contribute to broader skills development and sourcing appropriately qualified staff on an ongoing basis.
4. Related-party transactions
The company entered into various related-party transactions. These transactions are no less favourable than those arranged with third parties.
5. Further events
No significant events have occurred in the period between the reporting date and the date of this report.
Registered office: 28 Sixth Street, Wynberg, Sandton, 2090, Republic of South Africa
Tel: +27 (11) 445 3000 Fax: +27 (11) 445 3094
Transfer secretaries: Computershare Investor Services 2004 (Pty) Limited
70 Marshall Street, Johannesburg, 2001
Company secretary: SJ Grobler
Auditors: Deloitte & Touche
Sponsor: PSG Capital Limited
Directors: BE Steinhoff* (chairman),
MJ Jooste (chief executive officer), DE Ackerman,
CE Daun*, KJ Grove, D Konar, JF Mouton, FJ Nel,
FA Sonn, IM Topping#, DM van der Merwe, JHN van der Merwe
Alternate directors: JNS du Plessis, HJK Ferreira,
SJ Grobler, A Kruger - Steinhoff*
#British *German Non-executive
Date: 10/09/2007 15:21:02 Produced by the JSE SENS Department.
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